                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              ORPHAN MEDICAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

              687303 10 7 (FOR COMMON STOCK ISSUED UPON CONVERSION)
                                 (CUSIP Number)

                                 MICHAEL GREENE
                                     PARTNER
                               UBS CAPITAL II LLC
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 821-6380
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                 AUGUST 2, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.



                                                             Page 1 of 14 pages.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7 (FOR COMMON                             PAGE 2 OF 14 PAGES
STOCK ISSUED UPON CONVERSION)

1        NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

         UBS Capital II LLC   13-3699851

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

    NUMBER OF              SOLE VOTING POWER
      SHARES
   BENEFICIALLY   7        UBS Capital II LLC owns 8,088 shares of Senior
     OWNED BY              Convertible Preferred Stock (convertible into
       EACH                approximately 993,612* shares of Common Stock) and
    REPORTING              2,950 shares of Series B Convertible Preferred Stock
      PERSON               (convertible into approximately 453,846** shares of
       WITH                Common Stock).

                           SHARED VOTING POWER
                  8
                           -0-

                           SOLE DISPOSITIVE POWER

                  9 UBS Capital II LLC owns 8,088 shares of Senior Convertible Preferred Stock (convertible into approximately 993,612* shares of Common Stock) and 2,950 shares of Series B Convertible Preferred Stock (convertible into approximately 453,846** shares of Common Stock).

                           SHARED DISPOSITIVE POWER
                 10
                           -0-

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11 UBS Capital II LLC owns 8,088 shares of Senior Convertible Preferred Stock (convertible into approximately 993,612* shares of Common Stock) and 2,950 shares of Series B Convertible Preferred Stock (convertible into approximately 453,846** shares of Common Stock).

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 UBS Capital II LLC owns 100% of issued and outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock (convertible into an aggregate of 18.0% of Common Stock of Issuer as of August 2, 1999).

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

* Assuming conversion price of $8.14 per share, the adjusted conversion price.

** Assuming conversion price of $6.50 per share, the initial conversion price.

                                                             Page 2 of 14 pages.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7 (FOR COMMON                             PAGE 3 OF 14 PAGES
STOCK ISSUED UPON CONVERSION)


1        NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

2        UBS Capital Holdings LLC 13-3952898
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
         (SEE INSTRUCTIONS)                                              (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          SOLE VOTING POWER
        SHARES      7
     BENEFICIALLY        -0-
       OWNED BY
         EACH            SHARED VOTING POWER
      REPORTING     8
        PERSON            -0-
         WITH
                         SOLE DISPOSITIVE POWER
                    9
                          -0-

                         SHARED DISPOSITIVE POWER
                   10
                          -0-

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11 UBS Capital II LLC owns 8,088 shares of Senior Convertible Preferred Stock (convertible into approximately 993,612* shares of Common Stock ) and 2,950 shares of Series B Convertible Preferred Stock (convertible into approximately 453,846** shares of Common Stock); UBS Capital Holding LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 UBS Capital II LLC owns 100% of issued and outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock (convertible into an aggregate of 18.0% of Common Stock of Issuer as of August 2, 1999). UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC.

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

* Assuming conversion price of $8.14 per share, the adjusted conversion price.

** Assuming conversion price of $6.50 per share, the initial conversion price

                                                             Page 3 of 14 pages.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7 (FOR COMMON                             PAGE 4 OF 14 PAGES
STOCK ISSUED UPON CONVERSION)

1 NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS UBS AG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         SWITZERLAND

  NUMBER OF                  SOLE VOTING POWER
   SHARES            7       UBS AG holds 950 shares of Common Stock for its
BENEFICIALLY                 customers of which it has voting power.
  OWNED BY
    EACH                      SHARED VOTING POWER
  REPORTING          8        -0-
   PERSON
    WITH                      SOLE DISPOSITIVE POWER

                      9 UBS AG holds 950 shares of Common Stock for its customers of which it does not have dispositive power.

                     10       SHARED DISPOSITIVE POWER
                              -0-

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11 UBS Capital II LLC owns 8,088 shares of Senior Convertible Preferred Stock (convertible into approximately 993,612* shares of Common Stock) and 2,950 shares of Series B Convertible Preferred Stock (convertible into approximately 453,846** shares of Common Stock); UBS Capital Holding LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares. UBS AG, by virtue of the fact that it owns 100% of UBS Capital Holding LLC, beneficially owns all such shares, and in addition UBS AG holds 950 shares of Common Stock for its customers, of which it has voting power but not dispositive power.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 UBS Capital II LLC owns 100% of issued and outstanding Senior Convertible Preferred Stock and Series B Convertible Preferred Stock (convertible into an aggregate of 18.0% of Common Stock of Issuer as of August 2, 1999. UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC; UBS AG owns all such stock owned by UBS Capital Holdings LLC plus beneficially owns an additional 950 shares of Common Stock of the Issuer, representing an aggregate 18.0% of the Common Stock of the issuer as of August 2, 1999.

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

--------

* Assuming conversion price of $8.14 per share, the adjusted conversion price.

** Assuming conversion price of $6.50 per share, the initial conversion price.


                                                             Page 4 of 14 pages.

                  The statement on Schedule 13D relating to Orphan Medical, Inc., a Minnesota Corporation (the "Company") is hereby amended in its entirety to read as follows:

ITEM 1.           SECURITY AND ISSUER

                  This Statement relates to shares of Common Stock ("Common Stock") of the Company. UBS Capital II LLC, a Delaware limited liability company ("UBS") is the beneficial owner of (a) shares of Senior Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") which are convertible into shares of Common Stock of the Company, and (b) shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock").

                  The address of the Company's principal executive office is:
13911 Ridgedale Drive, Suite 475, Minnetonka, Minnesota 55305.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) This Statement constitutes the filing on Schedule 13D by UBS, with respect to the (i) Stock Purchase Agreement (the "Purchase Agreement," a copy of which is attached hereto as Exhibit 1), dated as of July 23, 1998 between the Company and UBS, pursuant to which, subject to certain terms and conditions, the Company agreed to issue and sell to UBS, and UBS agreed to purchase, 7,500 shares of Preferred Stock and (ii) Stock Purchase Agreement (the "B Purchase Agreement", a copy of which is attached hereto as Exhibit 2) dated as of August 2, 1999 between the Company and UBS, pursuant to which, among other things and subject to certain terms and conditions, the Company agreed to issue and sell to UBS, and UBS agreed to purchase, 2,950 shares of Series B Preferred Stock.

                  A list of the members, directors and executive officers of UBS appears on Exhibit 3 hereto.

                  UBS is a wholly-owned subsidiary of UBS Capital Holdings LLC, a Delaware limited liability company ("Holdings"). Holdings is a wholly-owned subsidiary of UBS AG, a Swiss banking corporation ("UBS AG"). UBS AG is principally engaged in the general banking business and Holdings is a holding company. A list of the members, directors and executive officers of Holdings and UBS AG appears on Exhibit 1 attached hereto.

                  (b) The address of the principal business office of UBS, Holdings and UBS AG are as follows:

        Reporting Person                            Address
        UBS Capital II LLC                          299 Park Avenue
                                                    New York, New York 10171




                                                             Page 5 of 14 pages.

        UBS Capital Holdings LLC                    299 Park Avenue
                                                    New York, New York 10171

        UBS AG                                      Bahnhofstrasse 45
                                                    8021 Zurich

                  The address of each of the directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Exhibit 1 attached hereto.

                  (c) The present principal occupation or employment of each of the members, directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Exhibit 1 attached hereto.

                  (d) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

                  (f) Each of UBS and Holdings is a Delaware limited liability company. To the knowledge of UBS, Holdings and UBS AG, each member, executive officer and director of UBS and Holdings is a citizen of the United States. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of UBS, Holdings and UBS AG, none of the executive officers and directors of UBS AG, except Gary Brinson, a member of the group executive board of UBS AG, are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

                  Pursuant to the Purchase Agreement, on July 23, 1998 UBS paid to the Company $7,500,000 as sole consideration for the purchase of the 7,500 shares of Preferred Stock. Pursuant to the B Purchase Agreement, on August 2, 1999 UBS paid to the Company $2,950,000 as sole consideration for the purchase of the 2,950 shares of Series B Preferred Stock. UBS obtained funds for each such purpose from UBS AG-Stamford Branch.




                                                             Page 6 of 14 pages.

ITEM 4.           PURPOSE OF TRANSACTION

                  UBS purchased 7,500 shares of Preferred Stock and 2,950 shares of Series B Preferred Stock for investment purposes.

                  (a) UBS possesses a right of first refusal to acquire additional securities, as well as registration rights. Furthermore, the Company may, at its election, pay dividends on the shares of Preferred Stock in cash, additional shares of Preferred Stock or shares of Common Stock. As of August 2, 1999, the Company had paid dividends on the shares of Preferred Stock in additional shares of Preferred Stock totaling 588 shares of Preferred Stock. In addition, the Company may, at its election, pay dividends on the shares of Series B Preferred Stock in cash or additional shares of Series B Preferred Stock. In connection with the purchase of the Series B Preferred Stock, the Company issued to UBS a warrant (the "Warrant" a copy of which is attached hereto as Exhibit 4) to purchase either (i) 2,050 shares of Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), which are convertible into shares of Series D Non-Voting Preferred Stock, par value $.01 per share (the "Series D Preferred Stock") or (ii) 315,385 shares of Series D Preferred Stock. The purchase of the shares of Series B Preferred Stock was conditioned on a loan (the "Loan") from UBS to the Company in the amount of $2,050,000. In connection with the Loan, the Company issued to UBS a warrant (the "Financing Warrant", a copy of which is attached hereto as Exhibit 5) to purchase 282,353 shares of the Series D Preferred Stock. In general, neither the Warrant nor the Financing Warrant are exercisable before July 23, 2002.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) In connection with the Purchase Agreement, in July 1998 the Board of Directors increased the number of directors by one director, which director shall be elected by the holders of the Preferred Stock.

                  (e) Pursuant to the Company's Charter, so long as greater than 20% of the initially issued shares of Preferred Stock are outstanding, the Company may not pay dividends (other than dividends in Common Stock or any other class of stock junior to the Preferred Stock) on the Common Stock or any other class of stock junior to the Preferred Stock. Pursuant to the Company's Charter, so long as greater than 20% of the initially issued shares of Series B Preferred Stock are outstanding, the Company may not pay dividends (other than dividends in Common Stock or any other class of stock junior to the Series B Preferred Stock) on the Common Stock or any other class of stock junior to the Series B Preferred Stock. Pursuant to the Company's Charter, so long as greater than 20% of the initially issued shares of Series C Preferred Stock are outstanding, the Company may not pay dividends (other than dividends in Common Stock or any other class of stock junior to the Series C Preferred Stock) on the Common Stock or any other class of stock junior to the Series C Preferred Stock.



                                                             Page 7 of 14 pages.

                  (f)      Not applicable.

                  (g) Pursuant to the terms of the Company's Charter, without the consent of the holders of the Preferred Stock, the Company may not issue equity securities or accord voting rights with respect to shares acquired in a "control share acquisition" (as defined in the Minnesota Business Corporation
Act). Pursuant to the terms of the Purchase Agreement, UBS has a right of first refusal with respect to equity issuances by the Company.

                  (h)      Not applicable.

                  (i)      Not applicable.

                  (j)      Not applicable.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                  (a) UBS is the beneficial owner of 8,088 shares of Preferred Stock, which is convertible into an aggregate of approximately 993,612* shares of the Company's Common Stock, and 2,950 shares of Series B Preferred Stock, which is convertible into an aggregate of approximately 453,846** shares of the Company's Common Stock or on an aggregate basis approximately 18% of the issued and outstanding shares of Common Stock as of August 2, 1999. Pursuant to the terms of the Charter, the conversion price of the Preferred Stock had initially been equal to the lesser of (i) 10% above the 20-day average bid price immediately prior to July 23, 1998 and (ii) 10% above the 20-day average bid price immediately prior to October 21, 1998, but in no event was the initial conversion price to be less than $8.50 per share. In accordance with the initial terms of the Preferred Stock in connection with the sale of the Series B Preferred Stock, the conversion price on the Preferred Stock was reduced from its initial conversion price of $8.50 per share to $8.14 per share. Pursuant to the terms of the Charter, the conversion price of the Series B Preferred Stock shall initially be $6.50 per share. By virtue of the fact that Holdings owns 100% of UBS, Holdings is the beneficial owner of all such stock. By virtue of the fact that UBS AG owns 100% of Holdings, UBS AG is the beneficial owner of all such stock. In addition, UBS AG holds 950 shares of Common Stock of the Company of which it is the beneficial owner by virtue of the fact that UBS AG has voting power over such Common Stock.

                  Holdings disclaims beneficial ownership of any equity securities of the Company. UBS AG disclaims beneficial ownership of any equity securities of the Company other than


* Assuming conversion price of $8.14 per share, the adjusted conversion price.

** Assuming conversion price of $6.50 per shares, the initial conversion price.


                                                             Page 8 of 14 pages.

indirect beneficial ownership of 950 shares of Common Stock held on behalf of its customers of which UBS AG has voting power.

                  (b) UBS has the sole power to vote the 8,088 shares of Preferred Stock and 2,950 sharers of Series B Preferred Stock under the circumstances described in the Certificates of Designation (attached hereto as Exhibits 6 and 7 hereof).

                  (c)      None.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  To the knowledge of UBS, Holdings and UBS AG, on the date hereof, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, neither UBS, Holdings nor UBS AG nor any of the members, directors or executive officers of UBS, Holdings nor UBS AG has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS



         Exhibit 1 Stock Purchase Agreement dated as of July 23, 1998 between Orphan Medical, Inc. and UBS Capital II LLC (incorporated by reference to Exhibit 10.48 filed with Form 10-Q of Orphan Medical, Inc. filed on July 31, 1998).

         Exhibit 2 Stock Purchase Agreement dated as of August 2, 1999 between Orphan Medical, Inc. and UBS Capital II LLC.

         Exhibit 3 Information relating to the members of the Board of Managers, Directors, and Executive Officers of UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG.



                                                             Page 9 of 14 pages.

         Exhibit 4 Warrant to Purchase Shares of Series C Convertible Preferred Stock or Series D Non-Voting Preferred Stock dated August 2, 1999.

         Exhibit 5 Warrant to Purchase Shares of Series D Non-Voting Preferred Stock dated August 2, 1999.

         Exhibit 6         Certificate of Designation of Orphan Medical, Inc.
                           (incorporated by reference to Exhibit 3.11 filed with Form 10-Q of Orphan Medical, Inc. filed on July 30,
                           1998).

         Exhibit 7         Certificate of Designation of Orphan Medical, Inc.

         Exhibit 8 Joint Filing Agreement dated July 31, 1998, by and among UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG (incorporated by reference to Exhibit 3 filed with Schedule 13D relating to Orphan Medical, Inc., on August 3, 1998).

         Exhibit 9 Power of Attorney by UBS AG dated May 26, 1998, authorizing Robert C. Dinerstein, Louis Eber, Janet Zimmer, Robert Mills, Stephen Anikewich, Joan Hoffman, Thomas R. Toothaker and Stuart Sindell (incorporated by reference to Exhibit 13 filed with Schedule 13D relating to Common Stock of Peoples Telephone Company, Inc. filed by UBS Capital II LLC , UBS Capital Holdings LLC and UBS AG on July 17,
                           1998).



                                                            Page 10 of 14 pages.

                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                                      UBS CAPITAL II LLC


                                                      By:/s/ Michael Greene
                                                         Michael Greene
                                                         Partner


                                                      By:/s/ Marc Unger
                                                         Marc Unger
                                                         Chief Financial Officer



                                                            Page 11 of 14 pages.

                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                                      UBS CAPITAL HOLDINGS LLC


                                                      By:/s/ Michael Greene
                                                         Michael Greene
                                                         President


                                                      By:/s/ Marc Unger
                                                         Marc Unger
                                                         Chief Financial Officer



                                                            Page 12 of 14 pages.

                                    Signature



                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                                       UBS AG


Dated: August 20, 1999                                 By:/s/ Sandra Ward Costin
                                                          Sandra Ward Costin
                                                          Authorized Signatory


Dated: August 20, 1999                                 By:/s/ Louis Eber
                                                          Louis R. Eber
                                                          Authorized Signatory






                                                            Page 13 of 14 pages.

                                  EXHIBIT INDEX



Exhibit 2 Stock Purchase Agreement dated as of August 2, 1999 between Orphan Medical, Inc. and UBS Capital II LLC.

Exhibit 3 Information relating to the members of the Board of Managers, Directors, and Executive Officers of UBS Capital
               II LLC, UBS Capital Holdings LLC and UBS AG.

Exhibit 4      Warrant to Purchase Shares of Series C Convertible Preferred
               Stock or Series D Non-Voting Preferred Stock dated August
               2, 1999.

Exhibit 5      Warrant to Purchase Shares of Series D Non-Voting Preferred
               Stock dated August 2, 1999.

Exhibit 7      Certificate of Designation of Orphan Medical, Inc.



                                                          Page 14 of 14 pages.